UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD

Specialized Disclosure Report
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Harsco Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-03970	23-1483991
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

350 Poplar Church Road Camp Hill, Pennsylvania	17011
(Address of principal executive offices)	(Zip Code)

Russell C. Hochman	(717) 763-7064
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission, Harsco Corporation (the “Company”) has undertaken efforts to determine the Company’s conflict minerals1 reporting requirements for the period from January 1 to December 31, 2015.
The Company has filed this Specialized Disclosure Report and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available on the Company’s website at http://www.harsco.com/about-us/safety-and-environment.aspx.
Reasonable Country of Origin Inquiry Information
The Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) to determine whether the necessary conflict minerals originated in the DRC or an adjoining country or came from recycled or scrap sources. The Company’s RCOI process included conducting an inquiry of our direct suppliers using the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template (“CMRT”). Based on the results of the RCOI which indicated sourcing from the covered countries, the Company exercised due diligence on the source and chain of custody of the conflict minerals in accordance with the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas2. The due diligence efforts are discussed further in this Conflict Minerals Report.
Item 1.02 Exhibit
The Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.
Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.01 - Harsco Corporation’s Conflict Minerals Report for the period January 1 to December 31, 2015.

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1 The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country.
2 OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing. http://dx.doi.org/10.1787/9789264185050-en.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Harsco Corporation

By:	/s/ Russell C. Hochman	Date: May 31, 2016
Russell C. Hochman
Senior Vice President, General Counsel, Chief Compliance Officer & Corporate Secretary